Exhibit (a)(1)(A)
Offer to Purchase for Cash

by

Handy & Harman Ltd.

Up to $60 Million in Value of Shares of its Common Stock

At a Purchase Price of $24.00 per Share

The Offer, Proration Period and Withdrawal Rights will Expire at 5:00 P.M., Eastern Time, on September 5, 2014, Unless the Offer is Extended

Handy & Harman Ltd., a Delaware corporation (“we,” “us,” “our,” or the “Company”) is offering to purchase for cash (the “Offer”), up to $60 million in value of shares of its common stock, par value $0.01 per share, at a price, net to the seller, less any applicable withholding taxes and without interest, of $24.00 per share (the “Purchase Price”), upon the terms and subject to the conditions of this Offer to Purchase and the related Letter of Transmittal.  The Offer will commence on August 7, 2014 and terminate at 5:00 P.M., Eastern Time, on September 5, 2014, or such later date to which the Company may extend the Offer (the “Expiration Date”).  Unless otherwise indicated, all references to “shares” are to shares of our common stock, par value $0.01 per share.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED AND IS NOT CONDITIONED UPON FINANCING.  THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN CUSTOMARY CONDITIONS.  SEE SECTION 6.

All shares of our common stock that we acquire in the Offer will be acquired at the Purchase Price.  We will purchase only shares properly tendered and not properly withdrawn prior to the Expiration Date of the Offer.  However, because of the “small lot” priority and proration provisions described in this Offer to Purchase, we may not purchase all of the shares tendered even if stockholders tendered at the Purchase Price, if the Offer is oversubscribed.  Shares of common stock tendered but not purchased in the Offer will be returned to the tendering stockholders at our expense promptly after the Expiration Date.

Our common stock is listed and traded on the Nasdaq Capital Market (“NASDAQ”) under the symbol “HNH.”  We publicly announced our intention to commence this Offer on August 6, 2014.  On August 6, 2014, the last full trading day before the announcement of the Offer, the reported closing price of our shares on NASDAQ was $22.56 per share.  Before deciding whether to tender shares, stockholders are urged to obtain current market quotations for the shares.

A detailed discussion of this Offer is contained in this Offer to Purchase.  Stockholders are strongly encouraged to read this entire package of materials, and the publicly filed information about the Company referenced herein, before making a decision regarding this Offer.

OUR BOARD OF DIRECTORS HAS APPROVED THIS OFFER.  HOWEVER, NEITHER THE COMPANY NOR ANY OF OUR DIRECTORS, OFFICERS OR EMPLOYEES, NOR THE INFORMATION AGENT OR DEPOSITARY, MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES.  YOU MUST MAKE YOUR OWN INDEPENDENT DECISION AS TO WHETHER TO TENDER SOME OR ALL OF YOUR SHARES AND THE PRICE OR PRICES AT WHICH YOU WILL TENDER THEM.

Our directors, executive officers and affiliates have advised us that they do not intend to tender any of their shares of common stock in the Offer. DGT Holdings Corp., which is 82.7% owned by Steel Partners Holdings L.P. (“Steel Holdings”), which itself owns 56.1% of the Company, intends to tender into the Offer its 97,550 shares of the Company’s common stock. No other affiliates of the Company or Steel Holdings intend to tender any of their shares of the Company in the Offer.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this Offer to Purchase.  Any representation to the contrary is a criminal offense.

The Depositary for the Offer is:

By Mail:	By Overnight Courier:

Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Any questions or requests for assistance or for additional copies of this Offer to Purchase, the accompanying Letter of Transmittal or related documents may be directed to the information agent at its telephone numbers and address below.  You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

Offer to Purchase dated August 7, 2014

IMPORTANT PROCEDURES

If you wish to tender all or any part of your shares, you must do one of the following before the Offer expires at 5:00 P.M., Eastern Time, on September 5, 2014, or such later date and time to which we may extend the Offer:

•
if you hold stock certificates in your own name, complete and sign the related Letter of Transmittal according to the instructions in the Letter of Transmittal and mail or deliver it, together with any required signature guarantee and any other required documents, including your stock certificates, to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”);

•
if you are an institution participating in The Depository Trust Company (“DTC”) and you hold your shares through DTC, tender the shares according to the procedure for book-entry transfer described in Section 3; or

•	if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that nominee and have the nominee tender your shares for you.

If you desire to tender your shares but (i) your stock certificates are not immediately available or cannot be delivered to the Depositary by the expiration of the Offer, (ii) you cannot comply with the procedure for book-entry transfer by the expiration of the Offer, or (iii) you cannot deliver the other required documents to the Depositary by the expiration of the Offer, you must tender your shares according to the guaranteed delivery procedure described in Section 3.

Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners wishing to participate in the Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

Additional copies of this Offer to Purchase, the Letter of Transmittal and other Offer materials may be obtained from MacKenzie Partners, Inc., the information agent for this Offer (the “Information Agent”), and will be furnished at the Company’s expense.  Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase.  Stockholders may also contact their local broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

We are not making the Offer to, and will not accept any tendered shares from, stockholders in any jurisdiction where it would be illegal to do so.  However, we may, at our discretion, take any actions necessary for us to make the Offer to stockholders in any such jurisdiction.

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience.  It highlights the material terms of the proposed Offer, but you should realize that it does not describe all of the details of the Offer to the same extent described in the body of this Offer to Purchase.  We urge you to read the entire Offer to Purchase and the related Letter of Transmittal because they contain the full details of the Offer.  We have included references to the sections of this document where you will find a more complete discussion.  Unless otherwise indicated, references to “shares” are to shares of our common stock and not to any other securities.

WHO IS MAKING THE OFFER?	Handy & Harman Ltd., a Delaware corporation, with principal executive offices at 1133 Westchester Avenue, Suite N222, White Plains, New York 10604, telephone (914) 461-1300.

WHAT ARE WE OFFERING TO PURCHASE?	We are offering to purchase shares of our common stock, par value $0.01 per share.

WHAT WILL BE THE PURCHASE PRICE FOR THE SHARES?
We are offering to purchase your shares at a price of $24.00 per share.  If your shares are purchased in the tender offer, you will be paid the Purchase Price in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the tender offer.  Under no circumstances will we pay interest on the Purchase Price, even if there is a delay in making payment.

WHAT IS THE MARKET PRICE OF OUR SECURITIES?
Our common stock is listed and traded on NASDAQ under the symbol “HNH.”  On August 6, 2014, the last full trading day before the announcement of the Offer, the reported closing price of our shares of common stock on NASDAQ was $22.56 per share.  See Section 8.

HOW MANY SHARES WILL THE COMPANY PURCHASE IN THE OFFER?
We are offering to purchase up to $60 million in value of shares of our common stock or such lesser amount of shares as may be properly tendered and not properly withdrawn, on the terms and subject to the conditions of the Offer.  As of August 6, 2014, we had issued and outstanding approximately 12,884,715 shares.  Subject to certain limitations and legal requirements, we reserve the right to accept for payment, according to the terms and conditions of the Offer, up to an additional 2% of our outstanding shares.  The Offer is not conditioned on any minimum number of shares being tendered.  See Section 2 and Section 6.

WHAT WILL HAPPEN IF MORE THAN $60 MILLION IN VALUE OF SHARES OF OUR COMMON STOCK ARE TENDERED?	If more than $60 million in value of shares of our common stock are properly tendered and not properly withdrawn prior to the Expiration Date for the Offer, we will purchase shares as follows:
● first, from all holders of “small lots” of less than 100 shares who properly tender all of their shares and do not properly withdraw them before the Expiration Date for the Offer; and
● second, from all other stockholders who properly tender shares and do not properly withdraw them before the applicable Expiration Date, on a pro rata basis.
Because of the “small lot” priority and proration provisions described above, we may not purchase all of the shares that you tender. See Section 2.

IF I OWN FEWER THAN 100 SHARES SUBJECT TO THE OFFER AND I TENDER ALL OF MY SHARES, WILL I BE SUBJECT TO PRORATION?
If you beneficially own fewer than 100 shares, in the aggregate, and you properly tender all of these shares and do not properly withdraw them prior to the Expiration Date for the Offer and you complete the section entitled “Small Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, we will purchase all of your shares without subjecting them to the proration procedure.  See Section 2.

WHY IS THE COMPANY MAKING THIS OFFER?
We believe that the repurchase of shares is consistent with our long-term goal of maximizing value for our stockholders.  Our Board of Directors, with the assistance of management and outside advisors, has evaluated our operations, financial condition, capital needs, strategy and expectations for the future and believes that the Offer is a prudent use of certain of our financial resources given our business profile, prospective capital requirements, and the current market price of our shares.  Furthermore, we believe the Offer is an efficient means to provide liquidity to our stockholders, who desire liquidity.  The Offer represents the opportunity for us to return cash to stockholders who elect to tender their shares, while at the same time increasing non-tendering stockholders’ proportionate interest in us.  See Section 7.

HOW WILL THE COMPANY PAY FOR THE SHARES?
We will purchase shares in the Offer, and pay related fees and expenses, with available cash from borrowings under two of our subsidiaries’ credit facilities (as defined in Section 9).  This Offer is not conditioned upon a financing.  See Section 9.

WHEN DOES THE OFFER EXPIRE?
The Offer will expire at 5:00 P.M., Eastern Time, on September 5, 2014, unless we extend it.  If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is possible the nominee has established an earlier deadline for you to act to instruct the nominee to accept the Offer on your behalf.  We urge you to contact the broker, dealer, commercial bank, trust company or other nominee to find out their deadline.  We may choose to extend the Offer for any reason, subject to applicable law.  We cannot assure you that we will extend the Offer or indicate the length of any extension we may provide.  See Section 11.

HOW WILL I BE NOTIFIED IF THE COMPANY EXTENDS, AMENDS OR TERMINATES THE OFFER?
If we decide to extend the Offer, we will issue a press release announcing the extension and the new expiration date by 9:00 a.m., Eastern Time, on the first business day after the previously scheduled Expiration Date.  We will announce any amendment to the Offer by making a public announcement of the amendment.  We can terminate the Offer under certain circumstances.  See Section 11.

ARE THERE ANY CONDITIONS TO THE OFFER?
While the Offer is not conditioned upon any minimum number of shares being tendered or our receipt of financing, it is subject to customary conditions, such as the absence of court and governmental action prohibiting, challenging or restricting the Offer and the absence of changes in general market conditions or our business that, in our reasonable judgment, are or may be materially adverse to us, as well as other conditions.  See Section 6.

ONCE TENDERED, MAY I WITHDRAW MY TENDER?
If you tender shares pursuant to this Offer, you may withdraw your tender at any time until the Expiration Date.  If you wish to withdraw your tender, you must deliver, on a timely basis, a written or facsimile notice of your withdrawal to the Depositary at the address appearing on the back cover page of this Offer to Purchase.  Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of those shares.  Some additional requirements apply if the stock certificates to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3.

WILL THE COMPANY’S DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES PARTICIPATE IN THE OFFER?
Our directors, executive officers and affiliates have advised us that they do not intend to tender any of their shares of common stock in the Offer. DGT Holdings Corp., which is 82.7% owned by Steel Holdings, which itself owns 56.1% of the Company, intends to tender into the Offer its 97,550 shares of the Company’s common stock. No other affiliates of the Company or Steel Holdings intend to tender any of their shares of the Company in the Offer.  See Section 7.

DO WE RECOMMEND THAT YOU TENDER YOUR SHARES IN THE OFFER?
Our Board of Directors has approved the Offer.  However, neither the Company nor any of our directors, officers or employees, nor the Information Agent or Depositary, makes any recommendation to you as to whether to tender or refrain from tendering your shares.  You must make your own independent decision as to whether to tender some or all of your shares.

HOW DO I TENDER MY SHARES PURSUANT TO THE OFFER?
1)    You must properly complete and duly execute the Letter of Transmittal and deliver it with your stock certificate(s) to the Depositary at the address appearing on the back cover page of this document;
2)    The Depositary must receive a confirmation of receipt of your shares by book-entry transfer and a properly completed and duly executed Letter of Transmittal; or
3)    You must comply with the guaranteed delivery procedure.

If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that nominee and have the nominee tender your shares for you.  See Section 3.

WHEN WILL THE COMPANY PAY FOR THE SHARES I TENDER?
We will pay the Purchase Price to you in cash, less any applicable withholding taxes and without interest, for the shares we purchase promptly after the Expiration Date of the Offer and the acceptance of the shares for payment; provided, however, that, if proration is required, we do not expect to announce the results of the proration and begin paying for tendered shares until up to approximately four (4) business days after the expiration of the Offer.  See Section 5.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?	Stockholders that choose not to tender their shares will own a greater percentage interest in our outstanding shares following consummation of the Offer. See Section 8.
WILL I HAVE TO PAY BROKERAGE COMMISSIONS IF I TENDER MY SHARES?
If you are a registered stockholder and you tender your shares directly to the Depositary, you will not incur any brokerage commissions.  If you hold shares through a broker, dealer, commercial bank, trust company or other nominee, we recommend that you consult your broker, dealer, commercial bank, trust company or other nominee to determine whether transaction costs are applicable.  See Section 3.

WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES IF I TENDER MY SHARES?
Generally, if you tender less than all of your shares (or less than all of your shares are accepted) you should recognize gain (but not loss) only to the extent that the “amount realized” exceeds your adjusted tax basis in all of your shares, including shares that are not purchased by the Company.  If you tender all of your shares (and all of your shares are accepted), you should recognize gain or loss equal to the difference between your “amount realized” and your adjusted tax basis in the shares tendered.  The “amount realized” with respect to your shares will be equal to the sum of (x) the amount of cash received pursuant to the Offer, and (y) the reduction in the amount of liabilities of the Company properly allocable to you with respect to the shares tendered for U.S. federal income tax purposes (as determined under Section 752 of the Internal Revenue Code).  We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer.

WHO CAN RESPOND TO QUESTIONS OR PROVIDE ASSISTANCE REGARDING THE OFFER?
Please direct questions or requests for assistance, or for additional copies of this Offer to Purchase, the Letter of Transmittal or other materials, in writing, to the Information Agent, MacKenzie Partners, Inc., at the address appearing on the back cover of this Offer to Purchase.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Offer to Purchase contains certain forward-looking statements that involve risks and uncertainties.  All statements other than statements of historical information contained herein are forward-looking statements.  These statements may contain projections relating to revenues, earnings, operations, other financial measures, economic conditions, trends and known uncertainties, and may include statements regarding our future performance, strategies and objectives.  Representatives of the Company may also make forward-looking statements.  Generally, the inclusion of the words “believe,” “expect,” “intend,” “estimate,” “project,” “anticipate,” “will” and similar expressions identify statements that constitute forward-looking statements.

Our forward-looking statements are not meant as, and should not be considered to be, guarantees of future performance or events.  Rather, they reflect management’s review, consideration and analysis of available facts and other information regarding the subject matter of the forward-looking statements, and are applicable only as of the dates of such statements.  Any forward-looking statement speaks only as of the date on which the statement is made.  The Company undertakes no obligation to update or revise any forward-looking statements, or any other information herein, to reflect events or circumstances that arise after the date hereof.

By their nature, all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons.

Please refer to our Annual Report on Form 10-K for the year ended December 31, 2013, including Item 1A, “Risk Factors,” in such report, as well as our other filings with the SEC, for a more detailed discussion of risks and uncertainties.  Any forward-looking statement should be read and interpreted together with these other filings.  There can be no assurance that the Company has correctly identified and appropriately assessed all factors affecting its business.  Additional risks and uncertainties not presently known to the Company or that it currently believes to be immaterial also may adversely affect the Company.  Should any risks and uncertainties develop into actual events, these developments could have material adverse effects on the Company’s business, financial condition and results of operations.  For these reasons, you are cautioned not to place undue reliance on the Company’s forward-looking statements.

THE OFFER

1.	GENERAL TERMS OF THE OFFER

Upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal, we will purchase $60 million in value of shares of our common stock or such lesser amount of shares as may be properly tendered and not properly withdrawn, in accordance with Section 2, before 5:00 P.M., Eastern Time, on September 5, 2014, the scheduled Expiration Date of the Offer, unless extended, at a Purchase Price of $24.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest. Unless otherwise indicated, all references to “shares” are to our shares of common stock, par value $0.01 per share.  The Offer will commence on August 7, 2014 and terminate on the Expiration Date, or such later date to which the Company may extend the Offer.

2.	NUMBER OF SHARES; PRORATION

Number of Shares.  As of August 6, 2014, we had issued and outstanding approximately 12,884,715 shares of our common stock.  At the Purchase Price of $24.00 per share, we could purchase 2,500,000 shares if the Offer is fully subscribed, which would represent approximately 19.4% of our outstanding shares as of August 6, 2014.  In accordance with the rules of the SEC, we may, and we expressly reserve the right to, purchase more than $60 million in value of shares of our common stock pursuant to the Offer without amending or extending the Offer, provided that such increase does not result in an increase of our purchase of greater than 2% of our outstanding shares.  In the event of an oversubscription of the Offer as described below, shares tendered at prices at or below the Purchase Price for the Offer (determined as provided herein) will be subject to proration, except for Small Lots (as defined below).

If we:

•	increase or decrease the Purchase Price;

•
increase the value of shares being sought in the Offer (and thereby increase the number of shares purchasable in the Offer), and the number of shares accepted for payment in the Offer increases by more than 2% of our outstanding shares; or

•	decrease the value of shares of common stock being sought in the Offer (and thereby decrease the number of shares purchasable in the Offer); and

in any such case the Offer affected by such increase or decrease is scheduled to expire at any time earlier than the expiration of a period ending on the tenth (10th) business day (as defined below) from, and including, the date that notice of any such increase or decrease is first published, sent or given in the manner specified in Section 11, we will extend the affected Offer until the expiration of such period of ten (10) business days.  For the purposes of the Offer, a “business day” means any day other than Saturday, Sunday or a United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED AND IS NOT CONDITIONED UPON FINANCING.  THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN CUSTOMARY CONDITIONS.  SEE SECTION 6.

Purchase Price.  The Purchase Price will be the net amount payable to the seller in cash, less any applicable withholding taxes and without interest.  Shares properly tendered and not properly withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the small lot priority and proration provisions.

We will not purchase shares that we do not accept in the Offer because of “small lot” priority and proration provisions.  We will return to the tendering stockholders shares that we do not purchase in the Offer at our expense promptly after the applicable Expiration Date.

Stockholders also can specify the order in which we will purchase shares tendered in the Offer in the event that, as a result of the proration provisions or otherwise, we purchase some but not all of the tendered shares pursuant to the Offer.  In the event a stockholder does not designate the order and fewer than all shares are purchased due to proration or otherwise, the Depositary will select the order of shares purchased.

Priority of Purchases.  Upon the terms and subject to the conditions of the Offer, if more than $60 million in value of shares of common stock are properly tendered and not properly withdrawn prior to the Expiration Date for the Offer, we will purchase properly tendered and not properly withdrawn shares on the basis set forth below:

•	First, upon the terms and subject to the conditions of the Offer, we will purchase all shares tendered by any Small Lot Holder (as defined below) of shares who:

o	tenders all shares beneficially owned by such Small Lot Holder (tenders of less than all of the shares owned by such Small Lot Holder will not qualify for this preference); and

o	completes the section entitled “Small Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

•	Second, we will purchase all other shares properly tendered and not properly withdrawn on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below.

As a result of the foregoing priorities applicable to the purchase of shares tendered, it is possible that all of the shares that a stockholder tenders in the Offer may not be purchased.

Small Lots.  The term “Small Lots” means, with respect to the shares, all shares properly tendered prior to the applicable Expiration Date and not properly withdrawn by any person (a “Small Lot Holder”) who beneficially owned fewer than 100 shares, as the case may be, and so certified in the appropriate place in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

To qualify for the Small Lot preference with respect to the Offer, a Small Lot Holder must tender all shares, as applicable, owned by the Small Lot Holder in accordance with the procedures described in Section 3.  Small Lots will be accepted for payment before any proration of the purchase of other tendered shares.  This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares.  By tendering in the Offer, a Small Lot Holder who holds shares in its name and tenders its shares directly to the Depositary, would not only avoid the payment of brokerage commissions, but also would avoid any applicable Small Lot discounts in a sale of the holder’s shares.  Any Small Lot Holder wishing to tender all of its shares pursuant to the Offer should complete the section entitled “Small Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

Proration.  Upon the terms and subject to the conditions of the Offer (including the Small Lot preference discussed above), if more than $60 million in value of shares of our common stock are properly tendered and not properly withdrawn prior to the Expiration Date, we will purchase such properly tendered and not properly withdrawn shares, as the case may be, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares.

If proration of tendered shares is required, we will determine the proration factor for those shares promptly after the Expiration Date of the Offer.  Proration for each stockholder tendering shares will be based on the ratio of the number of shares properly tendered and not properly withdrawn by the stockholder to the total number of shares tendered by all stockholders.  This ratio will be applied to stockholders tendering shares to determine the number of shares that will be purchased from each tendering stockholder in the Offer.  Because of the difficulty in determining the number of shares properly tendered, including shares tendered by guaranteed delivery procedures, and not properly withdrawn, and because of the Small Lot priority described above, we do not expect to be able to announce the final proration factor or commence payment for any shares purchased under the Offer until approximately four (4) business days after the Expiration Date for the Offer.  The final results of any proration will be announced by press release promptly after the determination thereof.

As described in Section 12 the number of shares that we will purchase from a stockholder under the Offer may affect the U.S. federal income tax consequences to that stockholder and, therefore, may be relevant to a stockholder’s decision whether or not to tender shares and whether to condition any tender upon our purchase of a stated number of shares held by such stockholder.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares as of August 7, 2014 and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

3.	PROCEDURE FOR TENDERING STOCKHOLDERS

Proper Tender of Shares.  For stockholders to properly tender shares under the Offer:

•
the Depositary must receive, at the Depositary’s address set forth on the back cover page of this Offer to Purchase, stock certificates (or confirmation of receipt of such shares under the procedure for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “agent’s message,” and any other documents required by the Letter of Transmittal, before the Expiration Date, or

•	the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf.  We recommend that you contact your broker, dealer, commercial bank, trust company or other nominee to determine their applicable deadline.

We recommend that stockholders who hold shares through brokers, dealers, commercial banks, trust companies or other nominees consult the brokers, dealers, commercial banks, trust companies or other nominees to determine whether transaction costs are applicable if they tender shares through the brokers, dealers, commercial banks, trust companies or other nominees and not directly to the Depositary.

Stockholders also can specify the order in which we will purchase shares tendered in the Offer in the event that, as a result of the proration provisions or otherwise, we purchase some but not all of the tendered shares pursuant to the Offer.  In the event a stockholder does not designate the order and fewer than all shares are purchased due to proration or otherwise, the Depositary will select the order of shares purchased.

In order to qualify for the preferential treatment available to Small Lot Holders as set forth above, Small Lot Holders must tender all of their shares and also complete the section titled “Small Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

Signature Guarantees.  No signature guarantee is required: (1) if the Letter of Transmittal is signed by the registered holder of the shares (which term, for purposes of this Section 3, shall include any participant in DTC, referred to as the “book-entry transfer facility”, whose name appears on a security position listing as the owner of the shares) tendered therewith and such holder has not completed either the section entitled “Special Delivery Instructions” or the section entitled “Special Payment Instructions” on the Letter of Transmittal; or (2) if shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution”, as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (“Exchange Act”). If a certificate for shares is registered in the name of a person other than the person executing a proper Letter of Transmittal, or if payment is to be made to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an eligible guarantor institution.

Payment for shares tendered and accepted for payment under the Offer will be made only after timely receipt by the Depositary of (1) certificates for such shares or a timely confirmation of the book-entry transfer of such shares into the Depositary’s account at the book-entry transfer facility as described above, (2) a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof, or an agent’s message in the case of a book-entry transfer, and (3) any other documents required by the applicable Letter of Transmittal.

Method of Delivery.  THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING STOCK CERTIFICATES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER.  IF YOU CHOOSE TO DELIVER REQUIRED DOCUMENTS BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED.

Book-Entry Delivery.  The Depositary will establish an account for the shares at DTC for purposes of the Offer within two (2) business days after the date of this Offer to Purchase.  Any financial institution that is a participant in DTC’s system may make book-entry delivery of shares by causing DTC to transfer such shares into the Depositary’s account in accordance with DTC’s procedure for such transfer.  Even though delivery of shares may be effected through book-entry transfer into the Depositary’s account at DTC, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantee, or an agent’s message in the case of a book-entry transfer, and any other required documentation, must in any case be transmitted to and received by the Depositary at its address set forth on the back cover page of this Offer to Purchase prior to the Expiration Date, or the guaranteed delivery procedures set forth herein must be followed. DELIVERY OF THE LETTER OF TRANSMITTAL (OR OTHER REQUIRED DOCUMENTATION) TO DTC DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the Depositary, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Guaranteed Delivery.  If a stockholder desires to tender shares into the Offer and the stockholder’s stock certificates are not immediately available or the stockholder cannot deliver the stock certificates to the Depositary before the Expiration Date, or the stockholder cannot complete the procedure for book-entry transfer on a timely basis, or if time will not permit all required documents to reach the Depositary before the Expiration Date, the stockholder may nevertheless tender the shares, provided that the stockholder satisfies all of the following conditions:

•	the stockholder makes the tender by or through an eligible guarantor institution;

•
the Depositary receives by mail, overnight courier or facsimile transmission, before the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery, including (where required) a signature guarantee by an eligible guarantor institution in the form set forth in such Notice of Guaranteed Delivery; and

•
the Depositary receives the stock certificates, in proper form for transfer, or confirmation of book-entry transfer of the shares into the Depositary’s account at the book-entry transfer facility, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, and including any required signature guarantees, or an agent’s message, and any other documents required by the Letter of Transmittal, within three (3) NASDAQ trading days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery.

Return of Unpurchased Shares.  If any tendered shares are not purchased under the Offer or are properly withdrawn before the applicable Expiration Date, or if less than all shares evidenced by a stockholder’s certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the Offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, the shares will be credited to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility, in each case without expense to the stockholder.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to give Notice of Defects.  All questions as to the number of shares to be accepted, the price that we will pay for the shares that we accept and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties (absent manifest error).  We reserve the absolute right to reject any or all tenders of any shares that we determine are not in proper form or the acceptance for payment of or payment for which we determine may be unlawful.  We also reserve the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender; provided that we will not waive any condition of the Offer with respect to a tender unless we waive that condition for all tenders made in the Offer.  Our interpretation of the terms of the Offer will be final and binding on all parties.  No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by us.  None of the Company, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give any such notification.

Tendering Stockholder’s Representation and Warranty; Company Acceptance Constitutes an Agreement.  A tender of shares under any of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty to the Company that:

•	the stockholder has a net long position in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 of the Exchange Act (“Rule 14e-4”), and

•	the tender of shares complies with Rule 14e-4.

It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person’s own account unless, at the time of tender and at the end of the Offer (including any extensions thereof), the person so tendering:

•	has a net long position equal to or greater than the amount tendered in the shares, or has securities immediately convertible into, or exchangeable or exercisable for, the shares, and

•	will deliver or cause to be delivered the shares in accordance with the terms of the Offer.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.  Our acceptance for payment of shares tendered under the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and conditions of the Offer.

Lost or Destroyed Certificates.  Stockholders whose stock certificate for part or all of their shares has been lost, stolen, misplaced or destroyed may contact Computershare Trust Company, N.A., the transfer agent for our shares, at 1-877-373-6374, for instructions as to obtaining a replacement stock certificate.  That stock certificate will then be required to be submitted together with the Letter of Transmittal in order to receive payment for shares that are tendered and accepted for payment.  The stockholder may have to post a bond to secure against the risk that the stock certificate may subsequently emerge.  We recommend that stockholders whose stock certificate has been lost, stolen, misplaced or destroyed contact Computershare Trust Company, N.A. immediately in order to permit timely processing of this documentation.

STOCKHOLDERS MUST DELIVER STOCK CERTIFICATES, TOGETHER WITH A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL, INCLUDING ANY SIGNATURE GUARANTEES, OR AN AGENT’S MESSAGE, AND ANY OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY AND NOT TO THE COMPANY OR THE INFORMATION AGENT.  THE COMPANY OR THE INFORMATION AGENT WILL NOT FORWARD ANY SUCH DOCUMENTS TO THE DEPOSITARY, AND DELIVERY TO THE COMPANY OR THE INFORMATION AGENT WILL NOT CONSTITUTE A PROPER TENDER OF SHARES.

4.	WITHDRAWAL RIGHTS

Except as this Section 4 otherwise provides, tenders of shares are irrevocable.  You may withdraw shares that you have previously tendered in the Offer according to the procedures described below at any time prior to the Expiration Date for all shares.  You may also withdraw your previously tendered shares at any time after 5:00 P.M., Eastern Time, on September 5, 2014, the Expiration Date, unless such shares have been accepted for payment as provided in the Offer.

For a withdrawal to be effective, the Depositary must receive, prior to the Expiration Date, a written or facsimile transmission notice of withdrawal at the Depositary’s address set forth on the back cover page of this Offer to Purchase.  Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares that the stockholder wishes to withdraw and the name of the registered holder of the shares.  If the stock certificates to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the stock certificates, the serial numbers shown on the stock certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless the shares have been tendered for the account of an eligible guarantor institution.

If a stockholder has tendered shares under the procedure for book-entry transfer set forth in Section 3, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with the book-entry transfer facility’s procedures.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding, subject to the judgments of any courts that might provide otherwise.  Neither the Company nor any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification, subject to the judgment of any court.

Withdrawals may not be rescinded, and any shares withdrawn will thereafter be deemed not tendered for purposes of the Offer unless such withdrawn shares are validly retendered prior to the Expiration Date by again following one of the procedures described in Section 3.

5.	PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, we will pay for the shares properly tendered and not properly withdrawn before the Expiration Date of the Offer, taking into account the number of shares so tendered, and will accept for payment and pay for, and thereby purchase, shares properly tendered and not properly withdrawn prior to such Expiration Date.

For purposes of the Offer, we will be deemed to have accepted for payment, and therefore purchased, shares that are properly tendered and are not properly withdrawn, subject to the “Small Lot” priority and proration provisions of the Offer, only when, as and if we give oral or written notice to the Depositary of our acceptance of the shares for payment under the Offer.

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date we will accept for payment and pay the Purchase Price of $24.00 per share in order to purchase $60 million in value of shares of our common stock pursuant to the Offer, subject to increase or decrease as provided in Section 2, if properly tendered and not properly withdrawn, or such fewer number of shares as are properly tendered and not properly withdrawn.

We will pay for shares purchased under the Offer by depositing the aggregate Purchase Price for such shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to the tendering stockholders.

In the event of proration in connection with the Offer, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the Expiration Date; however, we do not expect to be able to announce the final results of any proration and commence payment for shares purchased until up to approximately four (4) business days after such Expiration Date.  Certificates for all shares tendered and not purchased, including all shares tendered at prices greater than the Purchase Price and shares not purchased due to proration, will be returned to the tendering stockholders, or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant therein who so delivered the shares, at our expense, promptly after the Expiration Date or termination of the Offer without expense to the tendering stockholders. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE BE PAID BY THE COMPANY REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.  In addition, if certain events occur prior to the Expiration Date for the Offer, we may not be obligated to purchase shares under the Offer.  See Section 6.

We will pay all transfer taxes, if any, payable on the transfer to us of shares purchased under the Offer.  If, however, payment of the Purchase Price is to be made to any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the transfer taxes, or exemption therefrom, is submitted.

ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN AND RETURN TO THE DEPOSITARY THE FORM W-9 INCLUDED WITH EACH LETTER OF TRANSMITTAL (OR OTHERWISE ESTABLISH A VALID EXEMPTION) MAY BE SUBJECT TO FEDERAL INCOME TAX BACKUP WITHHOLDING ON THE GROSS PROCEEDS PAID TO THE STOCKHOLDER OR OTHER PAYEE UNDER THE OFFER.  SEE SECTION 12.

6.	CERTAIN CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer, the Company will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if, at any time on or after the date hereof and before the Expiration Date, any of the following events shall have occurred (or shall have been reasonably determined by the Company to have occurred) that, in the Company’s reasonable judgment and regardless of the circumstances giving rise to the event or events, make it inadvisable to proceed with the Offer or with acceptance for payment:

•
there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic, foreign or supranational, before any court, authority, agency or tribunal that directly or indirectly:

o
challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making or consummation of the Offer, the acquisition of some or all of the shares pursuant to the Offer or otherwise relates in any manner to the Offer;

o
in our reasonable judgment, could materially and adversely affect our and our subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise materially impair our ability to purchase some or all of the shares pursuant to the Offer;

o	materially and adversely affect our or our subsidiaries’ or our affiliates’ business, condition (financial or otherwise), income, operations or prospects;

•
there shall have been any action threatened, instituted, pending or taken, including any settlement, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, including any settlement, by any court or any government, authority, agency or tribunal, domestic, foreign or supranational, that, in the Company’s reasonable judgment, would or might, directly or indirectly:

o	make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit completion of the Offer; or

o	delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the shares;

•	there shall have occurred:

o	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States,

o	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory,

o	a material change in United States or any other currency exchange rates or a suspension of or limitation on the markets therefor,

o
the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories, including but not limited to an act of terrorism,

o
any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event, or any disruption or adverse change in the financial or capital markets generally or the market for loan syndications in particular, that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions in the United States,

o
any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our business, conditions (financial or other), assets, income, operations or prospects or that of any of our subsidiaries or the trading in our common stock, or otherwise materially impair in any way the contemplated future conduct of our business or that of any of our subsidiaries,

o	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof,

o
any change (or condition, event or development involving a prospective change) in the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, licenses, results of operations or prospects of us or any of our subsidiaries or affiliates, that, in our reasonable judgment, does or is reasonably likely to have a materially adverse effect on us, our subsidiaries and our affiliates, taken as a whole, or we have become aware of any fact that, in our reasonable judgment, does or is reasonably likely to have a material adverse effect on the value of the shares of common stock, or

o
any decline in the market price of the shares or the Dow Jones Industrial Average or the Standard and Poor’s Index of 500 Industrial Companies or the New York Stock Exchange or the Nasdaq Composite Index by a material amount (including, without limitation, an amount greater than 10%) from the close of business on August 6, 2014;

•
legislation amending the Internal Revenue Code of 1986, as amended, has been passed by either the U.S. House of Representatives or the Senate or any committee thereof, the effect of which, in our reasonable judgment, would be to change the tax consequences of the transaction contemplated by the tender offer in any manner that would adversely affect us or any of our affiliates or stockholders;

•
a tender offer or exchange offer for any or all of the shares (other than this Offer), or any merger, acquisition, business combination or other similar transaction with or involving the Company, or any of its subsidiaries or affiliates, shall have been proposed, announced or made by any person or has been publicly disclosed; or

•	we learn that:

o
any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding shares, whether through the acquisition of shares, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before August 6, 2014);

o
any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer shall not have been obtained on terms satisfactory to us in our reasonable judgment;

o
any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before August 6, 2014, has acquired or proposes to acquire, whether through the acquisition of shares, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Offer made hereby), beneficial ownership of an additional 2% or more of our outstanding shares;

o
any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any of our shares, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our or their respective assets or securities;

o
any change or changes have occurred or are threatened in our or our subsidiaries’ or affiliates’ business, condition (financial or otherwise), properties, assets, income, operations or prospects that, in our reasonable judgment, has or could have a material adverse effect on us or any of our subsidiaries or affiliates or the benefits of the Offer to us; or

o
we determine that the consummation of the Offer and the purchase of the shares may (1) cause the shares to be held of record by fewer than 300 persons, or (2) cause the shares to be delisted from NASDAQ or to be eligible for deregistration under the Exchange Act.

    The foregoing conditions are for the sole benefit of the Company and may be waived by the Company, in whole or in part, at any time and from time to time, before the Expiration Date, in its sole discretion.  The Company’s failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time.  Any determination or judgment by the Company concerning the events described above will be final and binding on all parties.

7.	INFORMATION CONCERNING THE COMPANY AND PURPOSES OF THE OFFER

Information Concerning the Company

The Company is a diversified manufacturer of engineered niche industrial products with leading market positions in many of the markets it serves. Through its wholly-owned operating subsidiaries, the Company focuses on high margin products and innovative technology and serves customers across a wide range of end markets. The Company’s diverse product offerings are marketed throughout the United States and internationally.

The Company’s companies are organized into five businesses: Joining Materials, Tubing, Building Materials, Arlon, and Kasco.

The Company sells its products and services through direct sales forces, distributors, and manufacturer's representatives. The Company serves a diverse customer base, including the construction, electronics, telecommunications, transportation, utility, medical, semiconductor, aerospace, aviation, military electronics and food industries.

The Company’s business strategy is to enhance the growth and profitability of the Company’s business units and to build upon their strengths through internal growth and strategic acquisitions. The Company’s management expects the Company to continue to focus on high margin products and innovative technology. The Company’s management has evaluated and will continue to evaluate, from time to time, potential strategic and opportunistic acquisition opportunities, as well as the potential sale of certain businesses and assets.

The business address and telephone number of the Company is 1133 Westchester Avenue, Suite N222, White Plains, New York  10604, telephone: (914) 461-1300.  Our website is www.handyharman.com. Additional information about our business can be found in our periodic filings with the SEC, including our annual report on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K.  See Section 13, “Additional Information; Miscellaneous”.

Purposes of the Offer; Certain Effects of the Offer

Purpose of the Offer.  We are making the Offer because we believe that the repurchase of shares is consistent with our long-term goal of maximizing stockholder value.  Our Board of Directors, with the assistance of management and outside advisors, has evaluated our operations, financial condition, capital needs, strategy and expectations for the future and believes that the Offer is a prudent use of our financial resources given our business profile, prospective capital requirements, and the current market price of our shares.

We believe that this Offer to Purchase represents a mechanism to provide our stockholders who will tender with the opportunity to tender all or a portion of their shares and, thereby, receive a return of their investment if they so elect.  The Offer provides stockholders (particularly those who, because of the size of their stockholdings, might not be able to sell their shares without potential disruption to the applicable stock price) with an opportunity to obtain liquidity with respect to all or a portion of their shares, without potential disruption to the applicable stock price and the usual transaction costs associated with market sales.  Furthermore, Small Lot Holders who hold shares registered in their names and tender their shares directly to the Depositary and whose shares are purchased pursuant to the Offer will avoid any applicable Small Lot discounts that might be payable on sales of their shares.

After the completion of the Offer, we expect to have sufficient cash to meet our cash needs for normal operations and anticipated capital expenditures that may arise.

Certain Effects of the Offer.  The Offer presents potential risks and disadvantages to us and our continuing stockholders.  The Offer will reduce our “public float,” which is the number of shares owned by non-affiliate stockholders and available for trading in the securities markets, and is likely to reduce the number of our stockholders.  These reductions may result in lower or higher stock prices and/or reduced liquidity in the trading market for our shares as well as increased volatility of our stock price after completion of the Offer.  Future open market purchases, if authorized, would further reduce our public float.

Stockholders who do not tender their shares pursuant to the Offer and stockholders who otherwise retain an equity interest in us as a result of a partial tender of shares or a proration will continue to be owners of us.  As a result, those stockholders will likely realize a proportionate increase in their relative equity interest in us and, thus, in our future earnings and assets, if any, and will bear the attendant risks associated with owning our equity securities, including risks resulting from our purchase of shares and our reduced public float.

Shares of common stock that the Company acquires pursuant to the Offer will become authorized but unissued shares of common stock and will be available for reissuance by the Company without further stockholder action (except as may be required by applicable law or the rules of NASDAQ or any securities exchange on which the shares are listed).  Subject to applicable state laws and rules of NASDAQ, such shares could be issued without stockholder approval for, among other things, acquisitions, the raising of additional capital for use in the Company’s business, dividends or in connection with option plans and other incentive plans, or a combination thereof.

We can give no assurance that we will not issue additional shares or other equity interests in the future.  Stockholders may be able to sell non-tendered shares in the future on NASDAQ or otherwise, at a net price which may be significantly higher than the Purchase Price in the Offer.  We can give no assurance, however, as to the price at which a stockholder may be able to sell his, her or its shares in the future, which price may be higher or lower than the Purchase Price paid by us in the Offer.

The Company may in the future purchase additional shares on the open market, in private transactions, through tender offers or otherwise.  Any such purchases may be on the same terms as, or on terms that are more or less favorable to stockholders than, the terms of the Offer.  However, Rule 13e-4 promulgated under the Exchange Act, generally prohibits the Company and its affiliates from purchasing any shares, other than pursuant to the Offer, until at least ten (10) business days after the expiration or termination of the Offer.  Any possible future purchases by the Company will depend on several factors including, without limitation, the ability of the Company to make such purchases with cash or investment balances or under its financing agreements in effect at the time, the market price of the shares, the results of the Offer, the Company’s business and financial position and general economic and market conditions.

Board of Directors Approval

The Board of Directors has approved a tender offer to purchase up to $60 million in value of shares of our common stock and the terms and conditions set forth herein.  However, neither the Company, nor any of its directors, officers or employees, nor the Depositary or Information Agent, makes any recommendation to you as to whether to tender or refrain from tendering your shares.  You must make your own independent decision as to whether to tender some or all of your shares.

Beneficial Ownership of Shares of Our common stock by Directors and Executive Officers

The following table sets forth certain information with respect to the beneficial ownership of shares of our common stock as of August 6, 2014 for (a) each director of the Company, (b) each executive officer of the Company, (c) each stockholder known to be the beneficial owner of more than five percent of any class of our voting securities, and (d) all directors and executive officers of the Company as a group.  Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and does not necessarily bear on the economic incidents of ownership or the rights to transfer the shares of our common stock described below.  Unless otherwise indicated, (a) each stockholder has sole voting power and dispositive power with respect to the indicated shares of our common stock and (b) the address of each stockholder who is a director or executive officer is c/o Handy & Harman Ltd., 1133 Westchester Avenue, Suite N222, White Plains, New York 10604.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(1)		Percentage of Shares of Common Stock Beneficially Owned(1)
Directors and Named Executive Officers:
Warren G. Lichtenstein	300,000	(2)	2.3%
Patrick A. DeMarco	9,000	(3)	*
Robert Frankfurt	12,000	(3)	*
Jack L. Howard	258,642	(4)	2.0%
Glen M. Kassan	203,000	(5)	1.6%
James F. McCabe, Jr.	46,086	(6)	*
John H. McNamara, Jr.	32,500	(3)	*
Garen W. Smith	11,415	(7)	*
Jeffrey A. Svoboda	134,577	(8)	1.0%
Directors and executive officers as a group (10 persons)	1,018,277	(9)	7.9%
5% Stockholders:
SPH Group Holdings LLC 590 Madison Avenue 32nd Floor New York, New York 10022	7,228,735	(10)	56.1%
GAMCO Investors, Inc. One Corporate Center Rye, New York 10580	1,355,015	(11)	10.5%
* Less than 1% ownership.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to the shares of common stock.  The percentage of shares of common stock owned is based on 12,884,715 shares of common stock outstanding as of August 6, 2014.

(2)
Includes 50,000 and 25,000 unvested shares of restricted stock issued as of March 21, 2014 and March 25, 2014, respectively, pursuant to the 2007 Incentive Stock Plan, as amended (the “2007 Plan”), which currently have voting rights but do not vest until March 21, 2015 and March 25, 2015 respectively, provided, however, that the Compensation Committee of the Board of Directors (the “Compensation Committee”) may accelerate vesting in its sole discretion when and in the event his status as a member of the Board of Directors has terminated by reason of his death, disability, voluntary resignation or termination by the Company without cause.

(3)
Includes 3,000 unvested shares of restricted stock issued as of March 21, 2014 pursuant to the 2007 Plan, which currently have voting rights but do not vest until March 21, 2015 provided, however, that the Compensation Committee may accelerate vesting in its sole discretion when and in the event his status as a member of the Board of Directors has terminated by reason of his death, disability, voluntary resignation or termination by the Company without cause.

(4)
Includes (a) 57,642 shares owned directly by EMH Howard, LLC (“EMH”) which may be deemed beneficially owned by Mr. Howard by virtue of his position as the managing member of EMH and (b) 75,000 unvested shares of restricted stock issued as of March 21, 2014 pursuant to the 2007 Plan, which currently have voting rights but do not vest until March 21, 2015 provided, however, that the Compensation Committee may accelerate vesting in its sole discretion when and in the event his status as a member of the Board of Directors has terminated by reason of his death, disability, voluntary resignation or termination by the Company without cause.  Mr. Howard disclaims beneficial ownership of the shares owned by EMH except to the extent of his pecuniary interest therein.

(5)
Includes (a) 3,000 unvested shares of restricted stock issued as of March 21, 2014 pursuant to the 2007 Plan, which currently have voting rights but do not vest until March 21, 2015 provided, however, that the Compensation Committee may accelerate vesting in its sole discretion when and in the event his status as a member of the Board of Directors has terminated by reason of his death, disability, voluntary resignation or termination by the Company without cause, and (b) 100,000 shares held in a grantor retained annuity trust (the “GRAT”) for the benefit of Mr. Kassan’s two adult children, Mr. Kassan’s wife, who shares Mr. Kassan’s household, is the trustee and sole recipient of annuity payments of the GRAT. Mr. Kassan disclaims beneficial ownership of the shares held in the GRAT.

(6)
Includes (a) 5,000 shares of common stock issuable upon exercise of options that are currently exercisable, (b) 2,380 unvested shares of restricted stock issued as of March 22, 2012 pursuant to the 2007 Plan, which currently have voting rights and will vest on March 22, 2015, (c) 2,720 unvested shares of restricted stock issued as of April 27, 2012 pursuant to the 2007 Plan, which currently have voting rights and will vest on April 27, 2015, (d) 2,564 unvested shares of restricted stock issued as of March 19, 2013 pursuant to the 2007 Plan, which currently have voting rights and will vest in approximately equal installments on each of March 19, 2015 and 2016, and (e) 3,827 unvested shares of restricted stock issued as of March 21, 2014 pursuant to the 2007 Plan, which currently have voting rights and will vest in approximately equal installments on each of March 21, 2015, 2016 and 2017.

(7)
Includes (a) 1,000 shares of common stock issuable upon exercise of options that are currently exercisable and (b) 3,000 unvested shares of restricted stock issued as of March 21, 2014 pursuant to the 2007 Plan, which currently have voting rights but do not vest March 21, 2015 provided, however, that the Compensation Committee may accelerate vesting in its sole discretion when and in the event his status as a member of the Board of Directors has terminated by reason of his death, disability, voluntary resignation or termination by the Company without cause.

(8)
Includes (a) 10,000 shares of common stock issuable upon exercise of options that are currently exercisable, (b) 23,800 unvested shares of restricted stock issued as of March 22, 2012 pursuant to the 2007 Plan, which currently have voting rights and will vest on March 22, 2015, (c) 7,102 unvested shares of restricted stock issued as of March 19, 2013 pursuant to the 2007 Plan, which currently have voting rights and will vest in approximately equal installments on each of March 19, 2015 and 2016, and (d) 10,600 unvested shares of restricted stock issued as of March 21, 2014 pursuant to the 2007 Plan, which currently have voting rights and will vest in approximately equal installments on each of March 21, 2015, 2016 and 2017.

(9)
Includes 11,057 shares of common stock beneficially owned by Leonard J. McGill, our Senior Vice President, Chief Legal Officer and Assistant Secretary. The 11,057 shares held by Mr. McGill includes (a) 2,380 unvested shares of restricted stock issued as of March 22, 2012 pursuant to the 2007 Plan, which currently have voting rights and will vest on March 22, 2015, (b) 2,010 unvested shares of restricted stock issued as of March 19, 2013 pursuant to the 2007 Plan, which currently have voting rights and will vest in approximately equal installments on each of March 19, 2015 and 2016, and (c) 3,000 unvested shares of restricted stock issued as of March 21, 2014 pursuant to the 2007 Plan, which currently have voting rights and will vest in approximately equal installments on each of March 21, 2015, 2016 and 2017.

(10)
Based upon Amendment No. 28 to the Schedule 13D filed on October 29, 2013, SPH Group Holdings LLC (“SPHG Holdings”) directly owns 7,131,185 shares of the Company's common stock.  SPH Group LLC (“SPHG”) is the sole member of SPHG Holdings and Steel Holdings owns 99% of the membership interests of SPHG. Steel Partners Holdings GP Inc. (“Steel Holdings GP”) is the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings. Steel Holdings, SPHG and Steel Holdings GP disclaim beneficial ownership of the shares owned by SPHG Holdings except to the extent of their pecuniary interest therein. DGT Holdings Corp. (“DGT”) directly owns 97,550 shares of the Company’s common stock. SPHG owns approximately 82.7% of the outstanding shares of common stock of DGT. Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP disclaim beneficial ownership of the shares owned by DGT, except to the extent of their pecuniary interest therein.

(11)	Based upon Amendment No. 7 to Schedule 13D filed on January 24, 2011, a group including GAMCO Investors, Inc. beneficially owns 1,355,015 shares of common stock.

Our directors, executive officers and affiliates have advised us that they do not intend to tender any of their shares of common stock in the Offer. DGT Holdings Corp., which is 82.7% owned by Steel Holdings, which itself owns 56.1% of the Company, intends to tender into the Offer its 97,550 shares of the Company’s common stock. No other affiliates of the Company or Steel Holdings intend to tender any of their shares of the Company in the Offer.

Securities Transactions

Based on our records and on information provided to us by our directors, executive officers, affiliates and subsidiaries, other than as provided below, neither we nor any of our directors, executive officers, affiliates or subsidiaries nor, to the best of our knowledge, any other person controlling the Company or any executive officer or director of any such controlling entity or of our subsidiaries, has effected any transactions involving our shares of common stock during the 60 days prior to August 6, 2014.

The following chart sets forth the date, number of shares of common stock and price per share (excluding brokerage commissions) for each transaction in the Company’s securities effected by the Company or its wholly-owned subsidiary WHX CS Corp. (“WHX CS”) during the past 60 days.  Each of the following transactions represents open-market repurchases or negotiated transactions of the Company’s shares of common stock made pursuant to its stock repurchase plan, as further described in Section 10 hereof.

Date of Transaction	Number of Shares of Common Stock	Price Per share (excluding brokerage commissions)
6/9/2014	342	$23.49
6/10/2014	1,112	$23.50
6/11/2014	5,400	$24.35
6/12/2014	11,295	$24.43
6/13/2014	6,964	$24.33
6/16/2014	7,841	$23.99
6/17/2014	5,254	$24.14
6/18/2014	2,931	$24.12
6/19/2014	7,047	$24.33
6/20/2014	6,746	$24.47
6/23/2014	7,314	$24.47
6/24/2014	105,940	$24.29
6/25/2014	7,854	$23.96
6/26/2014	5,939	$24.21
7/21/2014	3,500	$24.27
7/22/2014	94	$24.33
7/24/2014	1,931	$24.50
7/25/2014	6,126	$24.18
7/28/2014	3,974	$23.69
7/29/2014	5,186	$24.10
7/30/2014	5,186	$24.01
7/31/2014	5,186	$23.73
8/1/2014	5,186	$23.51
8/4/2014	5,570	$23.31
8/5/2014	5,570	$22.21
8/6/2014	5,570	$22.73

8.	PRICE RANGE OF SHARES AND STOCKHOLDERS

Shares of our common stock are listed and traded on NASDAQ under the symbol “HNH.”  The following table sets forth the high and the low closing sales prices of shares of our common stock as reported on NASDAQ for the periods indicated.

	Closing Stock prices
	High	Low
Fiscal Year Ending December 31, 2014:
First Quarter	$23.68	$18.02
Second Quarter	$26.77	$20.66
Third Quarter (through August 6, 2014)	$26.83	$21.66

Fiscal Year Ending December 31, 2013:
First Quarter	$17.18	$14.49
Second Quarter	$17.88	$13.90
Third Quarter	$23.87	$17.15
Fourth Quarter	$24.82	$21.20

Fiscal Year Ended December 31, 2012:
First Quarter	$14.72	$9.92
Second Quarter	$15.47	$12.54
Third Quarter	$15.36	$12.52
Fourth Quarter	$15.25	$13.48

On August 6, 2014, the last full trading day before the announcement of the Offer, the reported closing price of our common stock on NASDAQ was $22.56 per share.  We recommend that holders obtain current market quotations for shares of our common stock, among other factors, before deciding whether or not to tender their shares.

9.	SOURCE AND AMOUNT OF FUNDS

The Offer is not subject to any financing condition. Assuming the Offer is fully subscribed, we expect the aggregate purchase price for the shares of common stock, together with related fees and expenses, to be approximately $60,090,000. We plan to fund any purchase of the shares of common stock pursuant to the Offer, including the related fees and expenses, using available cash that we received pursuant to borrowings under a Senior Credit Facility (as defined below) with Handy & Harman Group Ltd. (“H&H Group”) and the WHX CS Loan (as defined below) with WHX CS.  As of August 6, 2014, we had sufficient capital to close the Offer. The Company has no alternative financing arrangements or plans relating to the Offer other than those described herein.

H&H Group Senior Credit Facility

H&H Group entered into a senior secured credit facility, as amended, with PNC Bank, National Association, as administrative agent for the lenders thereunder, consisting of a revolving credit facility (the “Revolving Facility”) in an aggregate principal amount not to exceed $160 million and a term loan (“Senior Term Loan”) (collectively, “Senior Credit Facility”). The Revolving Facility provides for a commitment fee to be paid on unused borrowings, and usage under the Revolving Facility is governed by a defined Borrowing Base. The Senior Term Loan requires quarterly principal payments of $3.1 million, $3.9 million, $3.9 million and $3.9 million in 2014, 2015, 2016 and 2017, respectively. On August 5, 2014, H&H Group and certain subsidiaries of H&H Group, entered into an amendment to its Senior Credit Facility, to, among other things, permit PNC Bank, National Association, to extend to H&H Group a new $40 million term loan and permit HNH Group to make a distribution to the Company of up to $80 million.

The Senior Credit Facility will expire, with remaining outstanding balances due and payable, on November 8, 2017. The Senior Credit Facility is guaranteed by substantially all existing and thereafter acquired or created domestic and Canadian wholly-owned subsidiaries of H&H Group. The Senior Credit Facility restricts H&H Group’s ability to transfer cash or other assets to HNH, subject to certain exceptions including required pension payments to the WHX Corporation Pension Plan and an up to $80 million onetime distribution. Borrowings under the Senior Credit Facility bear interest, at H&H Group's option, at a rate based on LIBOR or the Base Rate, as defined, plus an applicable margin as set forth in the loan agreement (2.50% and 1.50%, respectively, for LIBOR and Base Rate borrowings at June 30, 2014).  Obligations under the Senior Credit Facility are collateralized by first priority security interests in and liens upon all present and future assets of H&H Group and its domestic and Canadian subsidiaries.   The Senior Credit Facility is subject to certain mandatory prepayment provisions and restrictive and financial covenants, which include a maximum ratio limit on Total Leverage and a minimum ratio limit on Fixed Charge Coverage, as defined, as well as a minimum liquidity level. The weighted-average interest rates on the Senior Term Loan and Revolving Facility were 2.66% and 2.99%, respectively, at August 5, 2014, and the Company was in compliance with all debt covenants at June 30, 2014.

WHX CS Loan

On June 3, 2014, WHX CS entered into a credit agreement with PNC Bank, National Association (the “WHX CS Loan”), which provides for a term loan facility with borrowing availability of up to a maximum aggregate principal amount of $15.0 million. Obligations under the WHX CS Loan are collateralized by a first priority security interest in and lien upon the Company's investment in the common stock of ModusLink Global Solutions, Inc. (“ModusLink”), and WHX CS’s obligations under this agreement are guaranteed by H&H Group.

The amounts outstanding under the WHX CS Loan bear interest at LIBOR plus 1.25%, subject to downward adjustment based on a quarterly evaluation of the trading price of ModusLink common stock. The weighted-average interest rate on the WHX CS Loan was 1.41% at August 5, 2014. Availability under the WHX CS Loan is equal to 50% of the value of the Company's investment in ModusLink common stock. Draw-downs are available for a period of up to twelve months after closing. Amounts advanced and repaid under the agreement may not be reborrowed. At the end of the draw-down period, the principal drawn will be converted into a two year term loan with a five year amortization and associated quarterly principal payments. All amounts outstanding under the WHX CS Loan are due and payable in full on June 3, 2017. The WHX CS Loan contains certain affirmative and negative covenants, and the Company was in compliance with all debt covenants at June 30, 2014.

10.	TRANSACTIONS AND AGREEMENTS CONCERNING SHARES

Agreements and Arrangements Relating to the Company’s Securities

Other than as set forth below, and as set forth in our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, as amended, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the tender offer or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees or loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Depositary and Information Agent.  The Company has retained Computershare Trust Company, N.A. to act as the Depositary and MacKenzie Partners, Inc. to act as the Information Agent in connection with the Offer.  The Company will pay the Depositary and the Information Agent reasonable and customary compensation for their services in connection with the Offer, plus reimbursement for out-of-pocket expenses.  The Company will indemnify the Depositary and the Information Agent against certain liabilities and expenses in connection with their services, including liabilities under the federal securities laws.

Stock Repurchase Program.  On March 24, 2014, the Board of Directors approved the repurchase of up to an aggregate of $10 million of the Company's shares of common stock (the “March Repurchase Program”).  On June 6, 2014, the Board of Directors further approved the repurchase of up to an aggregate of $3 million of the Company’s shares of common stock, which is in addition to the previously approved repurchase of up to an aggregate of $10 million of the Company’s shares of common stock (the “June Repurchase Program” and together with the March Repurchase Program, the “Repurchase Program”).  Any purchases made under the Repurchase Program will be made from time to time on the open market at prevailing market prices or in negotiated transactions off the market, in compliance with applicable laws and regulations.  The Repurchase Program is expected to continue through the end of 2014 unless extended or shortened by the Board of Directors.  Pursuant to the Repurchase Program and Company repurchase programs established during 2013, the Company, directly and indirectly through its wholly-owned subsidiary, has repurchased 700,514 shares of common stock at an average price of $22.33 per share in the past two years. The Stock Repurchase Program will be suspended during the Offer period. At the close of business on August 6, 2014, approximately $7,154,018 remains available under the Repurchase Program.

Dividends/Distributions.  We have never declared or paid any cash dividends on our common stock. We intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

Preferred Stock.  The Company is authorized to issue 5,000,000 shares of preferred stock. As of August 6, 2014, no shares of preferred stock were outstanding. Although the Board of Directors is expressly authorized to fix the designations, preferences and rights, limitations or restrictions of the preferred stock by adoption of a preferred stock designation resolution, the Board of Directors has not yet done so.

Management by Affiliates of Steel Holdings.  As of August 6, 2014, Steel Holdings owned directly or indirectly through its subsidiaries 7,228,735 shares of the Company’s common stock, representing approximately 56.1% of our outstanding shares of our common stock. The power to vote and dispose of the securities held by Steel Holdings is controlled by Steel Holdings GP.  Warren G. Lichtenstein, our Chairman of the Board, is also the Executive Chairman of Steel Holdings GP. Certain other affiliates of Steel Holdings GP hold positions with the Company, including Jack L. Howard as Principal Executive Officer and Vice Chairman, Glen M. Kassan, as Vice Chairman, John H. McNamara, Jr. as director, John J. Quicke, as Vice President, James F. McCabe, Jr. as Chief Financial Officer and Leonard J. McGill as Senior Vice President, Chief Legal Officer and Assistant Secretary. DGT Holdings Corp., which is 82.7% owned by Steel Holdings, intends to tender into the Offer its 97,550 shares of our common stock. No other affiliates of the Company or Steel Holdings intend to tender any of their shares in the Offer.

Management Services Agreement.  On January 1, 2012, the Company entered into a Management Services Agreement with SP Corporate Services LLC (“SP Corporate”) (as amended, the “Management Services Agreement”). SP Corporate is an affiliate of SPHG Holdings. Warren G. Lichtenstein, our Chairman of the Board, is the Chief Executive Officer of SP Corporate, James F. McCabe, Jr., our Chief Financial Officer, is President of SP Corporate, and Jack Howard, our Principal Executive Officer and Vice Chairman of the Board, is Senior Vice President of SP Corporate. Under the Management Services Agreement, as amended, SP Corporate will furnish the services of Jack L. Howard as our Principal Executive Officer, James F. McCabe, Jr. as our Chief Financial Officer, and Leonard J. McGill as our Senior Vice President, Chief Legal Officer and Assistant Secretary. Additionally, SP Corporate has agreed to furnish to us personnel to perform additional services, which include, without limitation:

•	legal, tax, accounting, treasury, environmental health and safety, human resources, marketing and investor relations;

•	additional executive services; and

•	preparation of our reports for filing with the SEC.

Performance of services under the Management Services Agreement by SP Corporate and its personnel are subject to the oversight of the Company’s Audit Committee, and the authority of SP Corporate and its personnel to incur any obligation or enter into any transaction is subject to the prior approval of the Company’s Audit Committee or a prior written delegation of authority of the Company’s Audit Committee delivered to SP Corporate.

Messrs. Howard, McCabe and McGill, as well as the persons that will render the above functions to the Company are made available to the Company on a non-exclusive basis. However, pursuant to the terms of the Management Services Agreement, all such persons are required to devote such time and effort as is reasonably necessary to fulfill the statutory and fiduciary duties applicable to them in performing such services.

Under the Management Services Agreement, the Company pays SP Corporate a fixed annual fee of approximately $8.89 million, consisting of (a) $1.74 million in consideration of the executive services provided by SP Corporate under the Management Services Agreement and (b) $7.15 million in consideration of the corporate services provided by SP Corporate under the Management Services Agreement.  This amount is subject to review and adjustment by agreement between the Company and SP Corporate for periods commencing in 2015 and beyond. Additionally, the Company reimburses SP Corporate for all reasonable and necessary business expenses incurred on our behalf in connection with the performance of the services under the Management Services Agreement. Through July 31, 2014, the Company reimbursed SP Corporate and its affiliates an aggregate of approximately $0.2 million for business expenses incurred on our behalf pursuant to the Management Services Agreement.

The Management Services Agreement provides that the Company is to indemnify and hold harmless SP Corporate and its affiliates and employees (other than the person serving as the Company’s Principal Executive Officer, Chief Financial Officer and other persons that may be furnished as officers to the Company by SP Corporate to perform the above services (the “Designated Persons”)) from any claims or liabilities by a third party in connection with activities or the rendering of services under the Management Services Agreement.  Pursuant to the Management Services Agreement, the Company expects to enter our customary indemnification agreement with the Designated Persons.

The Management Services Agreement has a term of one year, which shall renew for successive one year periods, unless and until terminated in accordance with the terms set forth therein, which include, under certain circumstances, the payment by the Company of termination fees to SP Corporate.

The Company’s Audit Committee approved the entry into the Management Services Agreement. The Audit Committee concluded that the engagement of SP Corporate provides a cost effective solution to the Company for obtaining executive and other necessary services. The services provided under the Management Services Agreements were formerly provided by employees of the Company.  In negotiating and approving the Management Services Agreement, the Company’s Audit Committee, consisting of the Company’ “independent” directors as defined by the rules of the NASDAQ Market, considered such issues as the scope of the services to be provided by SP Corporate to the Company, the pricing of any arrangement with SP Corporate and the limits of authority for the outsourced personnel.

Incentive Agreement with Warren G. Lichtenstein.  On July 6, 2007, the Compensation Committee of the Company’s Board of Directors adopted a compensatory arrangement (the “Arrangement”) for Warren G. Lichtenstein, the Chairman of the Board of the Company, Executive Chairman of Steel Holdings GP and the Chairman and Chief Executive Officer of SP General Services LLC, the manager of SPHG and Steel Holdings, to provide an incentive for Mr. Lichtenstein. The Arrangement provides, among other things, for Mr. Lichtenstein to receive a bonus equal to 10,000 multiplied by the difference of the market value of the Company's stock price and $90.00, as adjusted pursuant to the terms of the 2007 Plan to reflect the 1-for-10 reverse split of the Company's common stock effected November 2008 (the “Reverse Stock Split”). The Arrangement is not based on specified targets or objectives other than the Company's stock price. The bonus is payable immediately upon the sending of a notice by Mr. Lichtenstein. The Arrangement terminates July 6, 2015, to the extent not previously received or forfeited. Effective January 1, 2009, certain technical amendments were made to the Arrangement for the purpose of bringing the Arrangement into compliance with the applicable provisions of Section 409A of the Internal Revenue Code and the regulations and interpretive guidance issued thereunder (“Section 409A”).

Employment Agreement with Jeffrey A. Svoboda.  Effective January 28, 2008, Jeffrey A. Svoboda entered into an employment agreement, pursuant to which Mr. Svoboda agreed to become the President and Chief Executive Officer of Handy & Harman.  Mr. Svoboda was also appointed by the Board to serve as the President and Chief Executive Officer of Bairnco Corporation, effective January 2009, and as a Senior Vice President of the Company, effective March 2009, and President and Chief Executive Officer of H&H Group, effective August 2011. His employment agreement provides for an initial two-year term, which automatically extends for successive one-year periods unless earlier terminated pursuant to its terms. The employment agreement also provides to Mr. Svoboda, among other things, (i) an annual salary of $500,000, (ii) an annual bonus with a target of 100% of base salary under the Company's 2013 Short-Term Incentive Plan and Long Term Incentive Plan (as base salary is defined in his employment agreement); (iii) a grant of 100,000 options to purchase shares of the Company's common stock pursuant to the terms and conditions of the 2007 Plan at an exercise price equal to $9.00; and (iv) other benefits. Effective November 24, 2008, the outstanding option to purchase shares of the Company's common stock granted pursuant to Mr. Svoboda's employment agreement was adjusted pursuant to the 2007 Plan to reflect the Reverse Stock Split by reducing the number of shares issuable thereunder to 10,000 and by increasing the exercise price of such option to $90.00 per share. Effective January 4, 2009, we amended our employment agreement with Mr. Svoboda to permit the reduction of the annual salary payable thereunder by 5% in accordance with the company-wide salary reductions.  Certain technical amendments were also made to Mr. Svoboda's employment agreement, effective January 1, 2009, for the purpose of bringing the severance payment provisions of the employment agreement into compliance with the applicable provisions of Section 409A.

In the event that the Company terminates Mr. Svoboda's employment agreement without cause or gives notice not to extend the term of the employment agreement, the Company will pay to Mr. Svoboda, as aggregate compensation, (i) a lump-sum cash payment equal to the greater of the balance of his base salary due for the remaining term of his contract (as base salary is defined in his employment agreement) or one (1) year of the greater of his then current annual base salary or of his base salary as of December 31, 2008, (ii) the continuation of certain health-related benefits and (iii) a bonus payment equal to the cash portion of the most recent bonus paid to Mr. Svoboda.  Mr. Svoboda will also receive the same compensation set forth in the preceding sentence if he terminates the employment agreement due to a material diminution of duties or the Company relocates more than 50 miles from White Plains, NY, as more specifically described in the employment agreement.

Equity Grants to SP Corporate Employees.  Through July 31, 2014, the Compensation Committee of the Company's Board of Directors approved the grant of an aggregate of 219,483 shares of restricted stock under the 2007 Plan, to certain employees, members of the Board of Directors and service providers, including 12,083 shares of restricted stock in the aggregate to SP Corporate personnel providing services to the Company.  The Company’s Compensation Committee approved these awards after taking into account the recommendation of SP Corporate.  As of July 31, 2014, 1,445,738 shares of restricted stock, including 219,483 shares granted during 2014 and 38,600 options to purchase common stock, remain outstanding under the 2007 Plan, and 629,262 shares remain eligible for grant under the 2007 Plan.

11.	EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS; CONDITIONS

We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be determined by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension.  We also expressly reserve the right, in our sole discretion, to terminate the Offer and not accept for payment or pay for shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 6 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement.  Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the Offer.

Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of shares or by decreasing or increasing the value of shares of our common stock that we seek to purchase in this Offer.  Amendments to the Offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced Expiration Date.  Any public announcement made under the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change.  Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through a national newswire service.

If we change the terms of the Offer or the information concerning the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act.  These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a Offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information.  If the Company (1) increases or decreases the Purchase Price, decreases the value of shares being sought in the Offer (and thereby decreases the number of shares purchasable in the Offer), or increases the value of shares being sought in the Offer (and thereby increases the number of shares purchasable in the Offer) by more than 2% of our outstanding shares, and (2) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 11, the Offer will be extended until the expiration of such period of ten business days.

12.	U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain U.S. federal income tax consequences of the Offer to stockholders whose shares are properly tendered and accepted for payment pursuant to the Offer.  Those stockholders who do not participate in the Offer should not have any U.S. federal income tax consequences as a result of the Offer.  This discussion addresses only shares held as capital assets.  This discussion is based upon the United States Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed United States Treasury Regulations promulgated under the Code, published rulings, administrative pronouncements and judicial decisions, all as of the date hereof and any changes to which could affect the tax consequences described in this Offer to Purchase (possibly on a retroactive basis).  Except as otherwise specifically addressed, this discussion does not address all aspects of the U.S. federal income tax consequences that may be relevant to particular stockholders because of their personal circumstances, including, without limitation, certain financial institutions, brokers, dealers or traders in securities or commodities, insurance companies, “S” corporations, partnerships (including entities treated as partnerships for U.S. federal incomes tax purposes), expatriates, tax-exempt organizations, tax-qualified retirement plans, persons who are subject to alternative minimum tax, persons who hold shares as a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction, persons who are not United States Stockholders as defined below, or United States Stockholders (as defined below) that have a functional currency other than the United States dollar.

This discussion also does not address tax considerations arising under any state, local or foreign laws, or under U.S. federal estate or gift tax laws. In addition, if a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a stockholder, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.  A stockholder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of participating in the Offer.

This discussion assumes that the Company is properly classified as a partnership, and not as a corporation under Section 7704 of the Code.

For purposes of this discussion, a “United States Stockholder” is a beneficial owner of shares that for U.S. federal income tax purposes is any of the following:

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons has the authority to control all substantial decisions of the trust, or certain other trusts considered to be “United States persons” for U.S. federal income tax purposes.

For purposes of this discussion, a “Non-United States Stockholder” is a beneficial owner of shares, other than a partnership or other entity treated as a partnership for U.S. federal income tax, who is not a United States Stockholder.

STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

Consequences to a Tendering United States Stockholder.

In general, a United States Stockholder who tenders less than all of its shares (or less than all of its shares are accepted) should be treated as receiving a distribution from the Company.  The United States Stockholder should recognize gain (but not loss) only to the extent that the “amount realized” exceeds the United States Stockholder’s adjusted tax basis in all of its shares, including shares that are not purchased by the Company, as discussed further below.  If a United States Stockholder tenders all of its shares (and all of its shares are accepted), the receipt of the proceeds should be treated as a liquidating distribution, and the United States Stockholder should recognize gain or loss equal to the difference between the United States Stockholder’s “amount realized” and its adjusted tax basis in the shares tendered.

The “amount realized” with respect to a United States Stockholder’s shares will be equal to the sum of (x) the amount of cash received pursuant to the Offer, and (y) the reduction in the amount of liabilities of the Company properly allocable to the United States Stockholder with respect to the shares tendered for U.S. federal income tax purposes (as determined under Section 752 of the Code).  The amount of a United States Stockholder’s adjusted tax basis in its shares will vary depending upon the United States Stockholder’s particular circumstances.  In addition, a tendering United States Stockholder will be allocated a share of the Company’s items of income, gain, loss and deduction for the year of the Offer with respect to the shares sold in accordance with the provisions of the Company’s Limited Partnership Agreement concerning transfers of shares.  Such allocation by the Company to the United States Stockholder for that year could affect the United States Stockholder’s adjusted tax basis in shares and, therefore, the amount of such United States Stockholder’s taxable gain or loss upon a sale of shares pursuant to the Offer.

For U.S. federal income tax purposes, a United States Stockholder is considered to own a single interest in the Company, having a single adjusted tax basis, without regard to the number of shares held or whether the shares were purchased at different times.  If a United States Stockholder sells less than all of its shares, then such United States Stockholder should be treated as recovering a portion of its overall adjusted tax basis in its shares, rather than identifying the cost or other tax basis that is specifically attributable to the particular shares sold, and the United States Stockholder should be deemed to have one or more holding periods for the transferred shares in proportion to its holding period(s) for that United States Stockholder’s overall interest.  Any United States Stockholder considering a tender of less than all of its shares is encouraged to consult such United States Stockholder’s own tax adviser as to these and other consequences to it of a partial sale.

The gain or loss recognized by a United States Stockholder on a sale of shares pursuant to the Offer generally should be treated as a capital gain or loss if the shares were held by the United States Stockholder as a capital asset.  That capital gain or loss will be treated as long-term capital gain or loss if the tendering United States Stockholder’s holding period for the shares exceeds one year.  Under current law, long-term capital gains of individuals are generally taxed at a favorable marginal federal income tax rate.  The deductibility of capital losses is subject to limitations.

Backup Withholding

Backup withholding tax will be imposed on the gross proceeds paid to a tendering United States Stockholder unless the United States Stockholder provides such United States Stockholder’s taxpayer identification number (employer identification number or social security number) to the Depositary, certifies as to no loss of exemption from backup withholding tax, complies with applicable requirements of the backup withholding rules or is otherwise exempt from backup withholding tax.  Therefore, each tendering United States Stockholder should complete and sign the Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such United States Stockholder otherwise establishes to the satisfaction of the Depositary that such United States Stockholder is not subject to backup withholding tax.  Certain United States Stockholders (including, among others, all corporations) are not subject to these backup withholding requirements.

In addition, Non-United States Stockholders are not subject to these backup withholding requirements.  In order for a Non-United States Stockholder to qualify as an exempt recipient, that Non-United States Stockholder must submit an IRS Form W-8 or a Substitute Form W-8.  Such statements can be obtained from the Depositary.  To qualify as an exempt recipient on the basis of foreign status, a stockholder must submit a properly complete Form W-8BEN or Form W-8ECI, signed under penalties of perjury, attesting to that person’s exempt status.  A stockholder would use a Form W-8BEN to certify that it: (a) is neither a citizen nor a resident of the United States; (b) has not been and reasonably does not expect to be present in the United States for a period aggregating 183 days or more during the calendar year; and (c) reasonably expects not to be engaged in a trade or business within the United States to which the gain on the sale of the shares would be effectively connected; and would use a Form W-8ECI to certify that: (x) it is neither a citizen nor resident of the United States; and (y) the proceeds of the sale of the shares is effectively connected with a United States trade or business. A foreign stockholder may also use a Form W-8BEN to certify that it is eligible for benefits under a tax treaty between the United States and such foreign person’s country of residence.

Backup withholding is not an additional tax.  Any amounts withheld under the backup withholding rules will be refunded or credited against the stockholder’s U.S. federal income tax liability if certain required information is furnished to the IRS.  Stockholders should consult their own tax advisors regarding application of backup withholding in their particular circumstances and the availability of, and procedure for obtaining, an exemption from backup withholding under current Treasury Regulations.

THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE.  YOU ARE URGED TO CONSULT YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

13.	ADDITIONAL INFORMATION; MISCELLANEOUS

We filed with the SEC a Tender Offer Statement on Schedule TO, of which this Offer is a part.  This Offer does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO.  We recommend that stockholders review the Schedule TO, including the exhibits, and the other materials we have filed with the SEC before making a decision on whether to accept the Offer.

We will assess whether we are permitted to make the Offer in all jurisdictions.  If we determine that we are not legally able to make the Offer in a particular jurisdiction, we reserve the right to withdraw the Offer in that particular jurisdiction and we will inform stockholders of this decision.  If we withdraw the Offer in a particular jurisdiction, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders residing in that jurisdiction.

Our Board of Directors recognizes that the decision to accept or reject this Offer is an individual one that should be based on a variety of factors and stockholders should consult with personal advisors if holders have questions about their financial or tax situation.

We are subject to the information requirements of the Exchange Act and in accordance therewith we file and furnish reports and other information with the SEC.  All reports and other documents we have filed or furnished with the SEC, including the Schedule TO relating to the Offer, or will file or furnish with the SEC in the future, can be read and copied at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20570.  You may also obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330.  You may also inspect such filings on the Internet website maintained by the SEC at www.sec.gov. or by us in the SEC Filings section of the Company’s website, www.handyharman.com.

The rules of the SEC allow us to “incorporate by reference” information into this Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed separately with the SEC.  The following documents contain important information about us and we incorporate them herein by reference:

•	Our Annual Report on Form 10-K for the year ended December 31, 2013;

•	Our Quarterly Reports on Form 10-Q for the periods ended March 31, 2014 and June 30, 2014; and

•	Our Current Reports on Form 8-K filed with the SEC on May 13, 2014, June 4, 2014, June 9, 2014 and August 6, 2014.

Any statement contained in any document incorporated by reference into this Offer to Purchase shall be deemed to be modified or superseded to the extent that an inconsistent statement is made in this Offer to Purchase or any subsequently filed document referenced above.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

Stockholders can obtain any of the documents incorporated by reference in this Offer to Purchase from us or from the SEC’s website at the addresses described above.  Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents.  Stockholders can obtain documents incorporated by reference in this Offer to Purchase by requesting them in writing or by telephone from us at 1133 Westchester Avenue, Suite N222, White Plains, New York  10604, attention Corporate Secretary; telephone: (914) 461-1300.  Any stockholder requesting information should be sure to include his or her complete name and address in the request.

Sincerely,

Warren Lichtenstein
Chairman of the Board of Directors
Handy & Harman Ltd.

August 7, 2014

The Depositary for the Offer is:

By Mail:	By Overnight Courier:

Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Please direct any questions or requests for assistance and requests for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone number and address set forth below.  Stockholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com